Comcast Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Year ended December 31 (in millions)	2011	2010	2009	2008	2007
Computation of Earnings:(1)
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$8,242	$6,245	$5,170	$4,097	$4,412
Fixed charges	2,755	2,368	2,529	2,649	2,488
Distributed income of equity investees	311	20	48	16	63
Less: Preference security dividend requirements of consolidated subsidiaries	(166)	(175)	(145)	(167)	(182)
Less: Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	(1)
Total Earnings	$11,142	$8,458	$7,602	$6,595	$6,780
Computation of Fixed charges:(1)
Cash interest expense	$2,477	$2,134	$2,267	$2,384	$2,255
Amortized premiums, discounts and capitalized expenses related to indebtedness	28	22	81	55	34
Less: Preferred dividends included in interest expense	(104)	(103)	(102)	(101)	(101)
Portion of rents representative of an interest factor	188	140	138	144	118
Preference security dividend requirements of consolidated subsidiaries	166	175	145	167	182
Total Fixed Charges	$2,755	$2,368	$2,529	$2,649	$2,488
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred dividends(1)	4.04x	3.57x	3.01x	2.49x	2.73x

(1)

We have no issued or outstanding Comcast preferred stock and, as a result, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred dividends. For purposes of calculating the ratios, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preference security dividend requirements are the amount of pretax earnings required to pay the dividends on outstanding preference securities. Interest associated with our uncertain tax positions is a component of income tax expense.